SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 6, 2005

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: December 6, 2005

* Print the name and title of the signing officer under his signature.

---------------

ROCKWELL VENTURES INC.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwellventures.com

CAPITAL REORGANIZATION APPROVED BY SHAREHOLDERS

December 6, 2005, Vancouver, BC - Rockwell Ventures Inc. (TSX Venture: RCW; OTCBB: RCKVF) announces that at the Annual and Extraordinary General Meeting, held November 28, 2005, Rockwell shareholders approved a capital reorganization of the Company.

Shareholders approved the creation of a class of Preferred Shares and the consolidation of Rockwell's common shares on a four old shares for one new basis. Rockwell will also adopt a new form of Articles in accordance with the new Business Corporations Act (British Columbia). In addition, the Company's directors were authorized to change the Company's name and it is likely this will occur at the time of implementation of the share consolidation which is expected to occur in the near future. There will be a change of trading symbol, in any event, and the TSX Venture notice will confirm effective the date of implementation. There are currently 94,455,775 common shares of Rockwell issued and outstanding.

Shareholders also approved continuation of Rockwell's 10% Rolling Share Option Plan which reserves for issuance up to 10% of the Company's issued and outstanding shares as incentive stock options to employees, consultants, officers and directors of the Company. Messrs. Rene Carrier, Scott D. Cousens, Gordon J. Fretwell, Jeffrey R. Mason, Douglas B. Silver and Ronald W. Thiessen were re-elected as directors of the Company at the meeting.

For further details on Rockwell, please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ronald W. Thiessen
President and CEO

---------------------------

    No regulatory authority has approved or disapproved the information contained in this news release.